SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated June 14, 2019, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

By letter dated June 14, 2019, IRSA Inversiones y Representaciones Sociedad Anónima ("IRSA" or the "Company"),  informs that, on May 15, 2019, it has issued Series No. 1 Notes for a total amount of US$96,347,038 under its Global Note Program for up to the sum of US$350,000,000 (or its equivalent in other currencies or units of value), dated March 29, 2019, and according to the Pricing Supplement dated May 2, 2019 (Public Offer authorized by Resolution No. 20,153 on March 20, 2019 of the National Securities Commission) which were partially integrated in kind by investors with the Series No. 8 Notes for a Nominal Value of US US$49,598,962 (US Dollars forty-nine million five hundred and ninety-eight thousand nine hundred and sixty-two) and for repurchases in the secondary market of Series No. 8 Notes for a Nominal Value of US$2,338,000 (US Dollars two million three hundred and thirty-eight thousand). As a result, the Company holds Series No. 8 Notes for a total Nominal Value of US$51,936,962 (US Dollars, fifty-one million, nine hundred thirty-six thousand nine hundred and sixty-two).

For this reason, the Company will proceed to the cancellation of the Series No. 8 Notes detailed below issued under the Global Note Program for up to the sum of US$300,000,000 (or its equivalent in Argentine pesos):

Series No. 8 Note
Features
Issuance Date: September 8, 2016.
Maturity Date: September 9, 2019.
Nominal Value Originally Issued US$184.507.138 (US Dollars one hundred and eighty-four million five hundred and seven thousand one hundred thirty-eight).

Nominal Value to be Cancelled	Nominal Value US$51.936.962 (US Dollars fifty-one million nine hundred thirty-six thousand nine hundred and sixty-two).
New Nominal Value on circulation	Nominal Value US$132.570.176 (US Dollars one hundred thirty two million five hundred seventy thousand one hundred seventy six).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: June 14, 2019